Sapiens P&C Wins XCelent Award for
Advanced Technology in APAC

This win of Sapiens IDIT Software Suite follows its XCelent Award win for both
Advanced Technology and Breadth of Functionality in EMEA

Holon, Israel – March 05, 2014 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Sapiens IDIT has been named a winner of the XCelent Advanced Technology award for APAC, profiled in Celent’s report: Asia-Pacific Policy Administration Systems: Property and Casualty ABCD Vendor View. This win follows the recent recognition of Sapiens P&C as a market leader in EMEA, being awarded with two XCelent Award categories: Advanced Technology and Breadth of Functionality, published in Celent’s EMEA Policy Administration Systems: General Insurance, Property & Casualty ABCD Vendor View.

“Sapiens continues to offer a solution with great functionality and very strong technology, something rewarded in growth in clients and new deals since 2011 and the acquisition of IDIT by Sapiens,” commented Wenli Yuan, Senior Analyst with Celent and author of the report.

Yuan continued, “Sapiens IDIT is installed across a range of countries in Asia-Pacific at small to midsize insurers and would be well placed on an insurer’s short list for consideration.”

Roni Al-Dor, Sapiens President and CEO commented: “This XCelent Award joins the two XCelent Award wins for our Sapiens ALIS solution in EMEA and North America, and the two Sapiens IDIT XCelent Awards for Advanced Technology and Breadth of Functionality in EMEA. We are very proud of the recognition which demonstrates the leadership position of our portfolio while acknowledging our ongoing investments in keeping our products ahead of the market.”

Sapiens will be exhibiting at the 8th Annual Technology & Innovation – The Future of Insurance, on March 20-21, 2014 in Sydney Australia. The demonstration will include a wide range of products, processes, and mobile capabilities for the APAC insurance market. Sapiens representatives will be available for one-on-one meetings throughout the conference.

To download an extract of the new Celent APAC report, click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com